# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ONE STOP SYSTEMS, INC., CIK 0001394056
CUSIP: 68247W109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2235 ENTERPRISE ST STE 110, ESCONDIDO, California (CA), 92029
Date of event which requires filing of this statement: 07/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002020621

## Reporting persons
- Galkin Vladimir: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,240,000; sole dispositive power 0; shared dispositive power 1,240,000; aggregate amount beneficially owned 1,240,000 (5% of the class)
  Comment: (1) Includes 200,000 shares of Common Stock jointly owned by Vladimir Galkin and Angelica Galkin, husband and wife (the Galkins).
  
  (2) Vladimir Galkin also has shared voting power and dispositive power over 1,040,000 shares of Common Stock, which are held by the Angelica Revocable Trust, dated April 21, 2018 (Galkin Revocable Trust). Ms. Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.
  
  (3) Based on 24,769,017 shares of the Issuer's Common Stock outstanding as of March 31, 2026, as reported on the Issuer's Annual Report on Form 10-Q filed with the Securities and Exchange Commission (the SEC) on May 6, 2026.
- Galkin Angelica: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,240,000; sole dispositive power 0; shared dispositive power 1,240,000; aggregate amount beneficially owned 1,240,000 (5% of the class)
  Comment: (1) Includes 200,000 shares of Common Stock jointly owned by the Galkins.
  
  (2) Angelica Galkin also has shared voting power and dispositive power over 1,040,000 shares of Common Stock, which are held by the Galkin Revocable Trust. Ms. Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.
  
  (3) Based on 24,769,017 shares of the Issuer's Common Stock outstanding as of March 31, 2026, as reported on the Issuer's Annual Report on Form 10-Q filed with the Securities and Exchange Commission (the SEC) on May 6, 2026.
- Angelica Galkin Revocable Trust, dated April 21, 2018: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,040,000; sole dispositive power 0; shared dispositive power 1,040,000; aggregate amount beneficially owned 1,040,000 (4.2% of the class)
  Comment: (1) Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.
  
  (2) Based on 24,769,017 shares of the Issuer's Common Stock outstanding as of March 31, 2026, as reported on the Issuer's Annual Report on Form 10-Q filed with the Securities and Exchange Commission (the SEC) on May 6, 2026.

## Item 1. Issuer
Name of issuer: ONE STOP SYSTEMS, INC.
Address of issuer's principal executive offices: 2235 ENTERPRISE ST STE 110, ESCONDIDO, CALIFORNIA 92029

## Item 2. Person Filing
Name of person filing:
Vladimir Galkin
Angelica Galkin
Angelica Galkin Revocable Trust
Address of principal business office or, if none, residence: 10900 NW 97th Street, #102 Miami, FL 33178
Citizenship: Vladimir Galkin and Angelica Galkin are citizens of United States. Angelica Galkin Revocable Trust is organized in the state of Florida.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Each of the Reporting Persons hereunder may be deemed a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a "group," the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.
Percent of class: See information for reporting persons.
Sole power to vote or to direct the vote: See information for reporting persons.
Shared power to vote or to direct the vote: See information for reporting persons.
Sole power to dispose or to direct the disposition: See information for reporting persons.
Shared power to dispose or to direct the disposition: See information for reporting persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Galkin Vladimir: /s/ Vladimir Galkin, Individual (07/24/2026)
- Galkin Angelica: /s/ Angelica Galkin, Individual (07/24/2026)
- Angelica Galkin Revocable Trust, dated April 21, 2018: /s/ Angelica Galkin, Trustee (07/24/2026)